CURRENT TECHNOLOGY CORPORATION

Vancouver, BC

CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2005

CURRENT TECHNOLOGY CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Auditors' Report

Consolidated Balance Sheet

Exhibit   "A"

Consolidated Statement of Loss and Deficit

Exhibit   "B"

Consolidated Statement of Cash Flows

Exhibit   "C"

Notes to Consolidated Financial Statements

Exhibit   "D"

_________________________________

  Cinnamon Jang Willoughby & Company

Chartered Accountants

A Partnership of Incorporated Professionals

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Current Technology Corporation:

We have audited the consolidated balance sheets of Current Technology Corporation as at December 31, 2005 and 2004, and the consolidated statements of loss and deficit, and cash flows for the years ended December 31, 2005, 2004 and 2003.  These consolidated financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We have conducted our audit in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States of America).  These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  The company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company=s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 in accordance to Canadian generally accepted accounting principles and United States generally accepted accounting principles.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, Canada

February 28, 2006

Comments by Independent Registered Chartered Accountants

for U.S. Readers on Canada - United States Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States of America) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described  in Note 1 to the consolidated financial statements.  Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States of America)  generally accepted auditing standards, our report to the Board of Directors dated February 14, 2006 is expressed in accordance with Canadian reporting standards which do not permit reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

"Cinnamon Jang Willoughby & Company"

Chartered Accountants

Burnaby, Canada

February 28, 2006

MetroTower II - Suite 900 - 4720 Kingsway, Burnaby, BC Canada V5H 4N2.  Telephone: +1 604 435 4317.  Fax: +1 604 435 4319.

HLB Cinnamon Jang Willoughby & Company is a member of International. A  world-wide organization of accounting firms and business advisors.

Exhibit "A"

CURRENT TECHNOLOGY CORPORATION

(Incorporated under the Canada Business Corporations Act)

Consolidated Balance Sheet

December 31, 2005

(Canadian Dollars)

Assets	2005	2004
Current:
Cash	$339,973	$ 205,530
Accounts receivable	802	113,175
Inventory	64,461	64,321
Prepaid expenses	206,390	183,754
Deferred financing costs	47,317	-
	658,943	566,780
Equipment and website development (Note 3)	60,311	35,788
Patents, license and rights (Note 4)	-	90,000
	$719,254	$ 692,568
Liabilities
Current:
Accounts payable and accrued liabilities	$245,391	$ 315,899
Promissory notes (Note 5)	141,135	881,632
Convertible promissory notes (Note 6)	-	347,028
Subscription liability (Note 7)	334,363	-
Unearned revenue	104,057	309,244
	824,946	1,853,803
Convertible promissory notes (Note 6)	688,174	-
	1,513,120	1,853,803
Shareholders' Deficiency
Equity component of convertible promissory notes (Note 6)	243,728	135,445
Share capital (Note 7)	34,061,493	32,455,141
Contributed surplus (Note 8)	1,013,063	545,112
Deficit, per Exhibit "B"	36,112,150	34,296,933
	(793,866)	(1,161,235)
Future Operations (Note 1)
Commitments (Note 15)
Subsequent Events (Note 16)
	$719,254	$ 692,568

Approved by the Directors:

      "Robert Kramer"

      "George Chen"

- See accompanying notes -

Exhibit "B"

CURRENT TECHNOLOGY CORPORATION

Consolidated Statement of Loss and Deficit

For the Year Ended December 31, 2005

(Canadian Dollars)

	2005	2004	2003
Revenue	$ 497,313	$ 334,441	$ 234,862
Expenses:
Amortization	25,896	35,320	42,391
Bank charges and interest	13,444	9,850	4,562
Consulting	19,400	-	11,085
Financing costs	35,487	-	-
Interest on convertible promissory note	91,106	19,924	32,181
Interest on promissory note	33,048	80,445	52,317
Investor relations	126,806	249,305	42,566
Legal, auditing and filing fees	173,002	142,004	132,807
Manufacturing	346,194	196,332	91,141
Marketing	391,650	340,649	79,745
Office and other	52,918	51,953	43,978
Product development	25,722	-	-
Public relations	73,863	62,919	86,290
Regulatory	34,958	121,620	20,227
Rent	58,925	51,258	49,267
Research report	-	130,802	-
Salaries and benefits	382,458	360,450	360,890
Stock-based compensation	114,326	120,300	38,200
Telephone	25,500	26,635	26,146
Tests and studies	104,191	108,965	108,650
Travel	62,495	66,728	74,391
	2,191,389	2,175,459	1,296,834
Loss before other items	1,694,076	1,841,018	1,061,972
Other Items:
Foreign exchange recovery	(164,757)	(81,930)	(217,023)
Loss on disposal of equipment	-	-	1,618
Write-down of patents, license and rights	85,000	-	-
Accretion interest expense	200,898	-	-
	121,141	(81,930)	(215,405)
Net Loss	1,815,217	1,759,088	846,567
Deficit, beginning	34,296,933	32,537,845	31,691,278
Deficit, ending, to Exhibit "A"	$36,112,150	$34,296,933	$32,537,845
Basic and fully diluted net loss per share	$(0.03)	$ (0.03)	$ (0.02)

- See accompanying notes -

Exhibit "C"

CURRENT TECHNOLOGY CORPORATION

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2005

(Canadian Dollars)

	2005	2004	2003
Operating Activities:
Net Loss, per Exhibit "B"	$(1,815,217)	$(1,759,088)	$(846,567)
Adjustments for -
Amortization	25,896	35,320	42,391
Accretion interest of convertible debt	200,898	-	-
Loss on disposal of equipment	-	-	1,618
Write-down of patents, license and rights	85,000	-	-
Promissory note exchanged for warrants issued	-	-	16,014
Stock-based compensation	114,326	120,300	38,200
Shares issued for debt settlement and
services provided	366,569	703,036	-
Changes in non-cash working capital -
(Increase) Decrease in accounts receivable	112,373	(78,051)	(7,093)
(Increase) Decrease in inventory	(140)	(35,305)	1,820
(Increase) Decrease in prepaid expenses	(22,636)	(154,307)	(16,084)
Increase (Decrease) in deferred financing costs	(47,317)	-	-
Increase (Decrease) in accounts payable
and accrued liabilities	(70,508)	(97,567)	18,631
Increase (Decrease) in unearned revenue	(205,187)	309,244	-
Cash flows (used in) operating activities	(1,255,943)	(956,418)	(751,070)
Investing Activity:
Purchase of equipment and website development	(45,419)	(22,021)	(17,899)
Financing Activities:
Convertible promissory note	493,872	(6,700)	(47,278)
Equity component convertible promissory note	108,284	-	-
Promissory note	(740,497)	46,686	474,444
Issuance of new shares	1,239,783	1,116,695	379,649
Subscription liabilities	334,363	-	(72,569)
Cash flows from financing activities	1,435,805	1,156,681	734,246
Net Increase (Decrease) in Cash	134,443	178,242	(34,723)
Cash, beginning	205,530	27,288	62,011
Cash, ending	$ 339,973	$ 205,530	$ 27,288
Supplemental Disclosure of Cash Flow Information:
Additional Information -
Interest	$ 8,000	$ 6,000	$ -
Non-cash Transactions -
Accretion of convertible debt	200,898	-	-
Shares issued for consulting services	163,044	597,293	23,626
Shares issued in settlement of debt	203,525	105,743	88,137

- See accompanying notes -

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

1.

Future Operations:

These consolidated financial statements have been prepared on the going concern assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business.

A net loss from operations of $1,815,217 was incurred during the year (2004 - $1,759,088; 2003 - $846,567).  Recurring losses have been reported since inception which have resulted in an accumulated deficit of $36,112,150 (2004 - $34,296,933).  The company is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  The company is also engaged in discussions with potential distributors to increase revenue in North America, Asia, Europe and the Middle East.  There is no certainty that these discussions will be concluded successfully.

The ability of the company to continue as a going concern is dependent on the successful conclusion of these discussions, the receipt of additional financing, and/or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet its obligations as the come due.

If the company was unable to continue as a going concern, material adjustments may be required to the carrying value of assets and liabilities and to the classifications used on the balance sheet.

Any inability to obtain additional financing when needed would have a material adverse affect on the company including possibly requiring the company to significantly reduce or possibly cease its operations.

2.

Significant Accounting Policies:

a)

Basis of Presentation -

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada which in certain respects differs significantly from those of the United States.  These differences are described in Note 17.

The consolidated financial statements include Current Technology Corporation and Current Technology (UK) Ltd., a wholly owned subsidiary, incorporated in the United Kingdom on December 15, 2005.  The subsidiary was inactive as at December 31, 2005.

b)

Cash -

Cash consists of cash and funds in bank accounts integral to the company's cash management.

c)

Inventory -

Inventory is valued at the lower of cost and net realizable value.  Cost is determined on a first-in, first-out basis.  Inventory consists of parts and partially completed product.

. . . 2

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

2.

Significant Accounting Policies: (Continued)

d)

Deferred Financing Costs -

Financing costs are capitalized and are amortized on a straight-line basis over the term of the related debt agreement.

e)

Equipment and Website Development -

The following assets are recorded at cost.  Amortization is provided on the following basis and at the following annual rates:

Declining Balance:

Furniture and fixtures

20

%

Office equipment

20

%

Production equipment

20

%

Straight-line:

Computer equipment and software

3

years

Website development

2

years

When the net carrying amount of the tangible assets exceeds the estimated net recoverable amount, the asset is written down to its estimated fair value and a charge is recorded in the statement of loss and deficit.

f)

Patents, License and Rights -

Patents, license and rights consist of all the costs of acquiring patents, license and rights related to ElectroTrichoGenesis ("ETG") and are amortized over ten years.  Intangible assets are subject to impairment testing under SFAS 144 comparing fair value of the intangible assets with the carrying value.  When carrying value of these assets exceeds the fair value, an impairment loss is recognized.  Impairment is recognized in the current year.  (See Note 4).

g)

Debt Instruments -

The liability component of the convertible promissory note is calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms.

The equity component which represents the value ascribed to the holder's option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.  Interest on the convertible promissory note, calculated as the amount required to accrete the liability component back to the amount payable on maturity, is charged to interest expense.  When the company issues warrants in connection with a debt instrument, the estimated fair market value of the warrants is credited to shareholders= equity.  The reduced liability component of the debt is accreted by a charge to interest expense.

h)

Future Income Taxes -

Income taxes are calculated using the liability method of tax allocation.  Temporary differences arising from the differences between the tax basis of assets and liabilities and their carrying amount on the balance sheet and unutilized losses carried forward are used to calculate future income tax assets or liabilities.  Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the year that the temporary differences are expected to reverse.  The carrying value of the future income tax asset is limited to the amount that is more likely than not to be realized.  A valuation allowance is provided.

. . . 3

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

2.

Significant Accounting Policies: (Continued)

i)

Stock-based Compensation Plans -

The company adopted, effective January 1, 2002, the requirements of the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments."  The fair value based method was adopted for all employees and non-employees.  The value is recognized over the applicable vesting period as an increase to compensation expense and contributed surplus.  When the options are exercised, the proceeds received by the company, together with the amount in contributed surplus, will be credited to common share capital.  For options granted prior to January 1, 2002, the company continues to follow the accounting policy under which no expense is recognized for these stock options.  When these options are exercised, the proceeds received by the company are recorded as common share capital.

j)

Revenue Recognition -

i)

The following policies have been established with respect to revenue recognition on the sale of ETG devices and CosmeticTrichoGenesis ("CTG") units.

1)

Purchase/sale negotiations conclude with an agreement to purchase and are also secured by a deposit;

2)

Goods are shipped when collection of the balance of the purchase price is reasonably assured.  This is indicated by:

a)

actual receipt of funds from distributors or customers; or

b)

secured lease or term financing by distributors or customers which would result in immediate payment of the balance upon delivery; or

c)

distributors or customers exceptional credit and operating history,

and an agreement in writing to specific terms of payment; and

3)

Revenue is recognized after goods are shipped.  At this point collection is reasonably assured and risks and rewards of ownership have been transferred.

ii)

Revenue from royalty agreements is recognized when earned, which is generally the period in which the services to which the royalty relates are provided to third parties and collection of the balance owing is reasonably assured.

k)

Translation of Foreign Currencies -

Foreign currencies are translated into Canadian dollars as follows:

i)

Monetary assets and liabilities at year-end exchange rate; and

ii)

Revenue and expenses at the rates in effect at the transaction date.

Realized and unrealized gains and losses from foreign currency translation are recognized in earnings.

. . . 4

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

2.

Significant Accounting Policies: (Continued)

l)

Loss per Share -

Loss per share computations are based on the weighted average number of shares outstanding during the period.

m)

Use of Estimates -

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management=s best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

3.

Equipment and Website Development:

		Accumulated	2005	2004
	Cost	Amortization	Net	Net
Computer equipment and software	$197,581	$180,474	$17,107	$11,994
Furniture and fixtures	43,932	41,443	2,489	15,106
Office equipment	117,273	97,015	20,258	1,952
Production equipment	13,110	655	12,455	-
Website development	42,575	34,573	8,002	6,736
	$414,471	$354,160	$60,311	$35,788

4.

Patents, License and Rights:

Current Technology Corporation purchased the ETG technology including all worldwide issued and pending intellectual property protection from a related company, 314613 B.C. Ltd., for $200,000 effective July 12, 1999.  The payment was made by the issuance of 2,500,000 common shares on July 12, 1999.

The company has performed an SFAS 144 impairment analysis and determined that the net present value of the projected future cash flow was sufficiently uncertain therefore an impairment loss should be recognized on patents, license and rights.  The impairment loss recorded was $85,000.  The net book value for these patents, license and rights is $Nil (2004 - $90,000).

5.

Promissory Notes:

i)

Promissory Note -  December 31, 2005 -

On July 25, 2005, the company issued a secured promissory note in the amount of US$110,000. The secured note bears interest of 24% and matures on January 27, 2006.  As at year end, the total amount outstanding including interest is $141,135 (US$121,356).  The note is secured by a registered charge on 20 units which are being manufactured.  Payment under the note may be accelerated on a pro-rata basis as the units are sold.  The lender also purchased 200,000 units for US$10,000.  Each unit consists of one share and one five year warrant with an exercise price of US$0.15.  The note was fully repaid on January 26, 2006.

. . . 5

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

5.

Promissory Notes:  (Continued)

ii)

Promissory Note - December 31, 2004 -

The promissory note is from a lender who owns over 20% of the company.  On December 31, 2004, the total amount outstanding was $881,632 (US$733,471), including principal and interest calculated at 10% per annum. The promissory note was due on January 2, 2005.  This note was secured by a general security agreement under which the company granted a security interest over all of the company=s assets, including all intellectual property and subordinate to the convertible promissory note in Note 6 (ii).

On March 22, 2005, the company restructured the promissory note due January 2, 2005 pursuant to a Forbearance Agreement (see Note 6).

6.

Convertible Promissory Notes:

i)

Convertible Promissory Note - December 31, 2005 -

The promissory note due January 2, 2005, as described in Note 5 (ii) above, was restructured under terms of the Forbearance Agreement to include a conversion feature where the lender can convert each US$0.25 of principal and accrued interest owing to one common share of the company at any time until maturity.  The promissory note=s outstanding balance at December 31, 2004 was $881,632 (US$733,471).

Prior to the restructuring, the lender advanced the company $92,458 (US$76,456).  Including interest accrual to March 22, 2005 of $19,842 (US$16,408), the total principal restructured on March 22, 2005 was $999,287 (US$826,335).  This new convertible note bears interest of 10% and matures on January 2, 2007.  At year end, the liability portion of this note is $688,174, calculated as follows:

Principal and interest	$1,084,629
Less: Unamortized accretion from conversion feature	$139,273
Unamortized accretion from fair valuation of warrants	257,182	396,455
		$ 688,174

The equity component is $243,728.  The promissory note is secured by a security agreement under which the company agreed to grant the lender security interest over all the company's property and assets, including all intellectual property.

As additional consideration for the above debt restructuring, the company agreed to issue 3,200,000 additional share purchase warrants exercisable for common shares at US$0.25.  The expiry date of these warrants is the later of January 2, 2010 and the date which is one year and five business days after the date on which principal and accrued interest owing are fully repaid.

. . . 6

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

6.

Convertible Promissory Note - December 31, 2005:  (Continued)

i)

Convertible Promissory Note - December 31, 2005 - (Continued)

The company also agreed, as part of the above debt restructuring, to extend the expiry dates of all existing warrants held by the lender as follows:

Number		Exercise		New
of Warrants	Expiry Date	Price		Expiry Date			*
2,000,000	January 3, 2005	US	$0.25	January	9,	2007
2,980,000	February 7, 2005	US	$0.10	January	9,	2007	*
179,167	September 27, 2006	US	$0.15	January	9,	2007
1,600,000	October 11, 2006	US	$0.50	January	9,	2007

*   The new expiry date for each set of warrants shall be the later of:

(a)

January 9, 2007; and

(b)

the date that is one year and five business days after the

date on which the debt and any interest payable has been

repaid in full.

** US $0.05 up to and including February 7, 2006.

ii)

Convertible Promissory Note - December 31, 2004 -

The following relates to balances outstanding on December 31, 2004:

The liability portion of the convertible promissory note was $347,028 and the equity component was $135,445.

On March 22, 2005 the company also restructured the convertible promissory note.  Under terms of the Forbearance Agreement, the company agreed to include accrual interest up to August 31, 2005 in the amount of $12,382 (US$10,239) as part of the principal of the convertible promissory note.  As such the total principal of US$347,488 was converted at US$0.05 into one unit consisting of one common share and one warrant.  As a result of the conversion, the lender received 6,949,766 of common shares and 6,949,766 of warrants.  The 6,949,766 warrants are exercisable for shares at US$0.05 per share and will expire on the later of January 7, 2007 or on the date which is one year and five business days after the company repays the new convertible promissory note referred to above.

7.

Share Capital:

a)

Authorized -

Unlimited Common shares without par value

Unlimited Class "A" Preference shares without par value

. . . 7

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

7.

Share Capital:  (Continued)

b)

Issued and Fully Paid -

	2005		2004
	Number		Number
	Shares of	Amount	Shares of	Amount
Balance, beginning	60,240,257	$32,455,141	51,136,811	$30,635,410
Common Shares Issued -
- For cash	3,700,000	514,884	5,637,696	919,745
- For settlement of debt	1,965,000	366,569	2,465,750	703,036
- Conversion of promissory note	6,949,766	420,218	-	-
- Exercise of options	100,000	6,127	-	-
- Exercise of warrants	1,700,000	298,554	1,000,000	196,950
Balance, ending	74,655,023	$34,061,493	60,240,257	$32,455,141

c)

Subscription Liability -

Subscription liability consists of funds received during the year by the company amounting to $334,363 (US$287,500) for the private placement of 2,300,000 units.  Each unit consists of one share and one five year warrant with an exercise price of US$0.25.  The units have not been issued.

8.

Contributed Surplus:

During the four months ended December 31, 1993 and the year ended August 31, 1993, the subsidiary, CTC Ventures Corporation, received $319,267 (US$190,500) in subscriptions for the purchase of 378,000 special warrants.  The special warrants were not issued.  On December 29, 2000, the company sold its investment in CTC Ventures Corporation for a nominal sum to a company director.  The difference between the amount paid and the net liabilities of CTC Ventures Corporation, including the prior subscription liability has been recorded as contributed surplus.

The company accounts for its stock-based compensation under the fair value based method using the Black-Scholes Option Pricing Model.  $114,326 (2004 - $120,300) of compensation expense relating to stock options that has vested during the year, has been charged to the contributed surplus account.  Options granted during the year were valued using the following assumptions:

Volatility factor of the market

60.37

%

Price of the company shares

$0.25 - $0.32

Dividend yield

0

%

Weighted average expiry date of options

5

years

Risk free interest rate

5.00

%

. . . 8

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

8.

Contributed Surplus:

During the four months ended December 31, 1993 and the year ended August 31, 1993, the subsidiary, CTC Ventures Corporation, received $319,267 (US$190,500) in subscriptions for the purchase of 378,000 special warrants.  The special warrants were not issued.  On December 29, 2000, the company sold its investment in CTC Ventures Corporation for a nominal sum to a company director.  The difference between the amount paid and the net liabilities of CTC Ventures Corporation, including the prior subscription liability has been recorded as contributed surplus.

The company accounts for its stock-based compensation under the fair value based method using the Black-Scholes Option Pricing Model.  $114,326 (2004 - $120,300) of compensation expense relating to stock options that has vested during the year, has been charged to the contributed surplus account.  Options granted during the year were valued using the following assumptions:

Volatility factor of the market

60.37

%

Price of the company shares

$0.25 - $0.32

Dividend yield

0

%

Weighted average expiry date of options

5

years

Risk free interest rate

5.00

%

The company accounted for the 3,200,000 share purchase warrants referred to in Note 6 (i) above using fair value of the equity instrument issued as computed by the Black-Scholes Option Pricing Model.  These share purchase warrants were valued using the same assumptions as stock option.  The total fair value of the share purchase warrants on March 22, 2005 amounted to $353,625.

9.

Stock Options:

From time to time, the company grants incentive stock options to directors, officers, employees and promoters of the company.  In addition, on September 2, 2004, the company adopted the 2004 Stock Option and Stock Bonus Plan.

Options outstanding under these plans are as follows:

				Number
Expiry Date				of Shares	Option Price
February	7,	2007		3,070,000	US	$0.05
December	20,	2007		200,000	US	$0.05
September	6,	2007		275,000	US	$0.125
October	10,	2007		200,000	US	$0.20
December	19,	2007		225,000	US	$0.26
April	8,	2008		250,000	US	$0.26
September	30,	2009	*	200,000	US	$0.30
October	17,	2009		850,000	US	$0.25
December	22,	2009		175,000	US	$0.25
December	23,	2009	*	100,000	US	$0.25
May	17,	2010		175,000	US	$0.23
July	15,	2010		150,000	US	$0.26

. . . 9

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

9.

Stock Options:  (Continued)

Options outstanding under these plans are as follows:  (Continued)

		Number
Expiry Date		of Shares	Option Price
November 20,	2010	200,000	US	$0.28
December 12,	2010	200,000	US	$0.32

* 2004 Stock Option and Stock Bonus Plan

The following table summarizes information about stock options to purchase common shares outstanding and exercisable at December 31:

	2005		2004
		Weighted		Weighted
		Average		Average
	Common	Exercise Price	Common	Exercise Price
	Shares	$	Shares	$
Outstanding, beginning	5,870,000	0.13	5,270,000	0.12
- Granted	600,000	0.24	600,000	0.26
- Exercised	(100,000)	0.05	-	-
- Cancelled	(100,000)	0.30	-	-
Outstanding, ending	6,270,000	0.14	5,870,000	0.13
Exercisable, ending	6,270,000	0.14	5,870,000	0.13

The following table summarizes information about stock options outstanding and exercisable at December 31:

			Weighted
		Number	Average		Number
		Outstanding at	Remaining		Outstanding
Exercise Price		2005	Contractual Life		2004
US	$0.05	3,270,000	1.2	years	3,370,000
US	$0.125	275,000	1.7	years	275,000
US	$0.20	200,000	1.8	years	200,000
US	$0.26	625,000	2.7	years	625,000
US	$0.30	200,000	3.8	years	200,000
US	$0.25	1,125,000	3.8	years	1,025,000
US	$0.23	175,000	4.4	years	175,000
US	$0.28	200,000	4.9	years	-
US	$0.32	200,000	5.0	years	-
		6,270,000			5,870,000

. . . 10

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

	Number	Exercise
Expiry Date	of Shares	Price
January 31, 2006	564,600	US	$0.05
April 30, 2006	200,000	US	$0.30
June 26, 2006	450,000	US	$0.20	[3]
June 30, 2006	400,000	US	$0.075
June 30, 2006	2,500,000	US	$0.05	[3]
October 11, 2006	80,000	US	$0.50
January 9, 2007	2,000,000	US	$0.25	[1,3]
January 9, 2007	2,980,000	US	$0.10	[1,2,3]
January 9, 2007	6,949,766	US	$0.05	[1,3]
January 9, 2007	179,167	US	$0.15	[1,3]
January 9, 2007	1,600,000	US	$0.50	[1,3]
May 15, 2007	1,227,129	US	$0.55
June 15, 2009	1,000,000	US	$0.15	[3]
June 15, 2009	1,637,696	US	$0.20
July 15, 2009	200,000	US	$0.20
December 23, 2009	300,000	US	$0.25
January 2, 2010	3,200,000	US	$0.25	[3,4]
March 25, 2010	1,200,000	US	$0.25
May 31, 2010	1,200,000	US	$0.25
July 25, 2010	200,000	US	$0.15
September 21, 2010	300,000	US	$0.25
December 30, 2010	600,000	US	$0.25

1

The expiry date for each set of warrants shall be the later of:

a)

January 9, 2007; and

b)

the date that is one year and five business days after the date on which the new convertible promissory note (see Note 6 (i)) is paid in full.

2

US$0.05 up to and including February 7, 2006.

3

These warrants have a cashless exercise provision.

4

The expiry date for each set of warrants shall be the later of:

a)

January 2, 2010; and

b)

the date that is one year and five business days after the date on which the new convertible promissory note (see Note 6 (i)) is paid in full.

. . . 11

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

10.

Warrants:  (Continued)

The following table summarizes information about warrants to purchase common shares outstanding and exercisable at December 31:

	2005		2004
		Weighted		Weighted
		Average		Average
	Common	Exercise Price	Common	Exercise Price
	Shares	$	Shares	$
Outstanding, beginning	16,818,592	0.21	12,814,229	0.21
- Issued	13,849,766	0.15	5,637,696	0.19
- Exercised	(1,700,000)	0.15	(1,000,000)	0.15
- Expired			(633,333)	0.18
Outstanding, ending	28,968,358	0.18	16,818,592	0.21
Exercisable, ending	28,968,358	0.18	16,818,592	0.21

11.

Related Party Transactions:

	2005	2004
Transactions During the Year -
Salaries and consulting fees accrued or paid	$318,278	$293,738
Interest paid to a director for overdue salary payable	8,000	6,000
These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of
consideration established and agreed to by related parties.
Balance at Year End -
Salaries, consulting fees payable to directors and
companies controlled by directors of the company	17,608	26,608

12.

Financial Instruments:

a)

Fair Values -

Unless otherwise noted cash, accounts receivable, accounts payable and accrued liabilities, promissory notes and convertible promissory note are stated at amounts that approximate fair value.

b)

Foreign Currency Risk -

The company has accounts receivable, accounts payable and accrued liabilities, promissory notes, convertible promissory note and share capital denominated in US dollars.  The carrying value of these balances may change due to the volatility of foreign exchange rates.  The company does not enter into hedging transactions.

. . . 12

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

13.

Segmented Information:

The major operations relate to the sales of ETGs and CTGs worldwide as well as royalties charged on using the machines.

The revenue by region is as follows:

	2005	2004	2003
Asia Pacific	$302,240	$ 23,735	$ 7,337
Europe	27,702	33,075	37,381
The Americas	167,371	277,631	190,144
	$497,313	$334,441	$234,862

14.

Income Taxes:

The difference in income taxes is due to differences between the Canadian statutory federal income tax rate and the effective income tax rate applied to the loss before income taxes is due principally to the fact that the benefit of the tax loss in each year was not recognized in the period it arose.

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2005	2004	2003
Future Income Tax Assets:
Eligible capital expenditure	$51,878	$51,878	$58,257
Equipment and website development	389,920	346,399	368,744
Operating loss carryforward	2,277,074	2,460,546	2,981,545
Net capital loss carryforward	1,122,157	1,122,157	1,260,142
Financing cost	6,741	-	-
	3,847,770	3,980,980	4,668,688
Less: Valuation loss provision	(3,847,770)	(3,980,980)	(4,668,688)
	$-	$-	$-

Accumulated non-capital losses for income tax purposes of approximately $6,392,683 are available to reduce future years' taxable income.  The potential benefit of these losses has been offset by a valuation loss provision as it is more likely than not that these benefits will not be realized.  The losses will expire at the end of the following fiscal years:

2006

$   330,971

2007

492,394

2008

811,388

2009

1,105,792

2010

739,106

2014

1,553,708

2015

1,359,324

. . . 13

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

14.

Income Taxes:  (Continued)

Accumulated net capital losses of $6,300,712 for income tax purpose are available to be utilized to reduce future years' taxable capital gains.  These losses carry forward indefinitely.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.

15.

Commitments:

An agreement has been entered into to lease a new premise from May 1, 2005 to April 30, 2011.  The future minimum lease payments for this commitment are as follows:

2006

$32,900

2007

32,900

2008

32,900

2009

32,900

2010

36,033

2011

12,533

16.

Subsequent Events:

a)

Lease Agreement -

Lease agreements were entered into with respect to automotive equipment, which have been financed by a long-term liability.  The liability recorded under the capital leases represents the minimum monthly lease payments net of imputed interest per annum.  The monthly lease payments are $601 and $785.

b)

Sales Agreement -

On February 4, 2006, an interim sales agreement was entered into with Strategic Laser & Med Spa, LLC for the commercial exploitation of its proprietary TrichoGenesis platform products in the United States of America.  The interim agreement provides for the completion of a definitive agreement and placement of an initial order on or before June 30, 2006 after which the interim agreement shall terminate.

c)

Share Capital -

The company received US$50,000 for the private placement of 400,000 units.  Each unit consists of one common share and one five year warrant with an exercise price of US$0.25.  The units have not been issued.

d)

Stock Options and Warrants -

The amount of US$9,375 was received from the exercise of options for which shares were issued.  The company also received US$13,230 from the exercise of warrants for which no shares have been issued.

. . . 14

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

17.

Differences between Canadian and United States Generally Accepted

Accounting Principles:

These financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects with U.S. GAAP except as described below:

Reconciliation of Net Loss -

The application of U.S. GAAP would have the following effects on the net income as reported:

	2005	2004	2003
Net Loss - Canadian GAAP	$(1,815,217)	$(1,759,088)	$(846,567)
Adjustments in Respect of:
Stock- based compensation expense -
Employees	-	-	-
Non-employees	-	-	-
Net Loss - U.S GAAP	$(1,815,217)	$(1,759,088)	$(846,567)

ock-based Compensation -

(i)

Employees Stock Options:

Effective January 1, 2002, the company began to account for all its employee stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Option Price Model.

(ii)

Non-employees Stock Options:

The company accounts for its non-employees stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Option Price Model with the following weighted average assumptions:

Volatility factor of the market

60.37

%

Price of the company shares

$0.25 - $0.32

Dividend yield

0

%

Weighted average expiry date of options

5

years

Risk-free interest rate

5.00

%

. . . 15

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

17.

Differences between Canadian and United States Generally Accepted

Accounting Principles: (Continued)

Net Loss per Share -

On February 1997 SFAS No. 128 "Earnings per Share" was issued.  SFAS No. 128 redefines earnings per share under U.S. GAAP and replaces primary earnings per share with diluted earnings per share.  The net loss per share, as reported, is different from basic loss per share as prescribed by SFAS No. 128 as follows:

	2005	2004	2003
Weighted Average Number of Shares Outstanding
Canadian GAAP	66,637,565	54,477,115	48,595,542
Less: Escrow shares	-	-	-
U.S. GAAP	66,637,565	54,477,115	48,595,542
Basic loss per share under U.S. GAAP	$(0.03)	$(0.03)	$(0.02)

Comprehensive Income -

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which was effective for fiscal years beginning after December 15, 1997.  The company has determined that it had no comprehensive income other than the net loss in any of the years presented.

Revenue Recognition -

In 1999, Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, was issued.  The SAB provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC.  Although SAB No. 101 does not change any of the accounting profession's existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies those rules, by analogy, to other transactions that existing rules do not specifically address.  SAB No. 101, as amended by SAB No. 101B, becomes effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999.  The company has determined that SAB No. 101 does not have a material effect on it financial statements.

The application of U.S. GAAP would have the following effects on the balance sheet items as reported under Canadian GAAP:

	2005	2004	2003
Liabilities - Canadian GAAP	$1,513,120	$1,853,803	$1,602,140
Effect of equity component of
convertible promissory note	243,728	135,445	135,445
Liabilities - U.S. GAAP	$1,756,848	$1,989,248	$1,737,585

. . . 16

Exhibit "D"

CURRENT TECHNOLOGY CORPORATION

Continued

Notes to Consolidated Financial Statements

December 31, 2005

(Canadian Dollars)

17.

Differences between Canadian and United States Generally Accepted

Accounting Principles: (Continued)

Revenue Recognition - (Continued)

	2005	2004	2003
Deficit - Canadian GAAP	$ (793,866)	$(1,161,235)	$(1,342,178)
Effect of equity component of
convertible promissory note	(243,728)	(135,445)	(135,445)
Current year adjustment to net income	-	-	-
Cumulative effort of prior year adjustments
to net income	(279,815)	(279,815)	(279,815)
Deficit - U.S. GAAP	$(1,317,409)	$(1,576,495)	$(1,757,438)

Convertible Promissory Note -

Under U.S. GAAP, in accordance with APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, no portion of the proceeds from the issuance of convertible debt securities should be accounted for as attributable to the conversion feature.  Canadian GAAP requires the separate presentation of the liability and the equity component of the convertible promissory note.  (See Note 5).

Derivative Instruments -

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which established accounting and reporting standards for derivative instruments and hedging activities.  It requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the entity's rights or obligations under the applicable derivative contact.

In June 1999, the FASB issued SFAS N0. 138, Accounting for Derivative Instruments and Hedging Activities, which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities.  The company's adoption of this statement, for U.S. GAAP purposes, which requires the accounting recognition of derivatives at fair value, did not have a significant effect on the financial position or results of operations.